ISSUER FREE WRITING PROSPECTUS

(RELATING TO PRELIMINARY PROSPECTUS SUPPLEMENT

DATED SEPTEMBER 20, 2012)

FILED PURSUANT TO RULE 433

REGISTRATION NUMBER 333-166566

THE JONES GROUP INC.

JONES APPAREL GROUP HOLDINGS, INC.

JONES APPAREL GROUP USA, INC.

JAG FOOTWEAR, ACCESSORIES AND RETAIL CORPORATION

$100,000,000 6.875% Senior Notes due 2019

Final Pricing Term Sheet

September 20, 2012

This Final Pricing Term Sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement. The information in this Final Pricing Term Sheet supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement.

Issuers:	The Jones Group Inc.; Jones Apparel Group Holdings, Inc.; Jones Apparel Group USA, Inc.; JAG Footwear, Accessories and Retail Corporation

Securities:	6.875% Senior Notes due 2019 (“Notes”). There is currently outstanding $300 million of existing Notes issued on March 7, 2011.

Amount:	$100,000,000

Coupon (Interest Rate):	6.875%

Yield:	6.210%

Spread to Benchmark Treasury:	446 bps

Benchmark Treasury:	1.625% due August, 2022

Scheduled Maturity Date:	March 15, 2019

Public Offering Price:	103.500% plus accrued interest from September 15, 2012

Gross Proceeds:	$103,500,000

Underwriting Discount:	2.25% of gross proceeds

Net Proceeds to Issuer before Estimated Expenses and Accrued Interest:	$101,171,250

Payment Dates:	March 15 and September 15 of each year. The next interest payment date will be March 15, 2013

Record Dates:	March 1 and September 1 of each year

Redemption:

The Notes will be redeemable in whole at any time or in part from time to time, at the Issuers’ option, at a redemption price equal to the greater of:

(1) 100% of the principal amount of the Notes then outstanding to be redeemed; or

(2) the sum of the present values of the remaining scheduled payments of principal and interest on the Notes to be redeemed discounted to the date of redemption at the applicable treasury rate, plus 50 basis points.

Change of Control Triggering Event:	Upon the occurrence of a change of control triggering event (defined as a rating of lower than investment grade during a change of control trigger period), each holder of Notes will have the right to require the Issuers to purchase all or a portion of such holder’s Notes at a purchase price equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to the date of purchase, subject to the rights of holders of Notes on the relevant record date to receive interest due on the relevant interest payment date.

CUSIP:	48020U AA6

ISIN:	US48020UAA60

Distribution:	SEC Registered (Registration No. 333-166566)

Listing:	None

Qualified Reopening:	The offering of the Notes is expected to qualify as a “qualified reopening” of the existing Notes under the United States Treasury Regulations. See “Material United States Federal Income Tax Considerations” in the Preliminary Prospectus Supplement.

Trade Date:	September 20, 2012

Settlement Date:	September 25, 2012 (T+3)

Underwriting:	Underwriter	Principal Amount of Notes
	Citigroup Global Markets Inc.	$40,000,000
	J.P. Morgan Securities Inc.	$33,000,000
	Merrill Lynch, Pierce, Fenner & Smith
	Incorporated	$8,000,000
	SunTrust Robinson Humphrey, Inc.	$8,000,000
	Wells Fargo Securities, LLC	$8,000,000
	Goldman, Sachs & Co.	$3,000,000

	Total	$100,000,000

	Notes sold by the underwriters to the public will initially be offered at the initial public offering price set forth above. Any notes sold by the underwriters to securities dealers may be sold at a discount from the initial public offering price of up to 0.375% of the principal amount of the notes. Any such securities dealers may resell any notes purchased from the underwriters to certain other brokers or dealers at a discount from the initial public offering price of up to 0.25% of the principal amount of the notes. If all the notes are not sold at the initial offering price, the underwriters may change the offering price and the other selling terms.

The Issuers have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuers have filed with the SEC for more complete information about the Issuers and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, copies may be obtained from Citigroup Global Markets Inc. at the following address: Brooklyn Army Terminal, 140 58th Street, 8th Floor, Brooklyn, New York 11220 or by calling toll-free at: 800-831-9146.

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